EXHIBIT 99.1

Foremost Lithium Completes Exploration Program in Preparation of Upcoming Drill Season

Highlights Include:

  19-day mapping and sampling program on its Lithium Lane properties has resulted in the collection of seventy-one (71) pegmatite samples
  “MMI” (Mobile Metal Ion) survey was conducted on the Peg North property where a further 174 samples were collected to test for geochemical anomalies that may indicate the presence of subsurface pegmatites from a large 3KM magnetically depleted zone
  Zoro Dyke 1 was revisited to collect information for detailed mapping and collection of samples to assist with targeting for a proposed drill program; Eight (8) pegmatite samples, five (5) which contained visible spodumene were collected for assay

VANCOUVER, British Columbia, Sept. 11, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, has completed an extensive summer exploration program on its “Lithium Lane Properties”, near the historic mining center of Snow Lake, Manitoba.

Figure 1-0        Foremost Lithium’s Lithium Lane Claim Map

Dahrouge Geological Consulting Ltd. (“DGC”), has conducted a large-scale surface exploration program on Foremost’s four Lithium Lane properties for Lithium Cesium Tantalum (“LCT”) pegmatites including:

  Prospecting and rock sampling for geochemical analysis, focused on predefined priority targets
  Detailed geological mapping in highly prospective areas
  Systematic Mobile Metal Ion (MMI) geochemical grid covering structural areas-of-interest on the Peg North Property.

DGC has applied its established targeting methodology to Foremost’s extensive geological database, integrating historical and recent exploration records to highlight high-priority targets. The program’s focus includes properties that are either under-explored or have good potential for discovering additional LCT pegmatites.

“The initial exploration from DGC covering all four properties has gone exceedingly well,” said Jason Barnard, President and Chief Executive Officer of Foremost Lithium. “This approach including both geological and prospecting evaluations, combined with onsite rock geochemistry, will enable us to be well-positioned to have high-priority targets this coming drill season. We are focused on advancing our lithium project to the next phase while we work to build long-term shareholder value.”

Summary of 2023 Exploration Program

Dahrouge Geological Consulting Ltd., on behalf of Foremost Lithium, completed a 19-day mapping and sampling program on their Lithium Lane properties that resulted in the collection of seventy-one (71) pegmatite samples. Seven (7) samples were collected from spodumene-mineralized pegmatite and the remaining sixty-four (64) from granitic pegmatite to broaden the understanding of the source-rock relationships, and zonation of the pegmatite. Additionally, a systematic MMI survey was conducted on the Peg North property to assess the nature of the magnetically depleted zone associated with a substantial north-trending sinistral fault and its potential as a pegmatite conduit. From this, 174 samples were collected to test for geochemical anomalies that may indicate the presence of subsurface pegmatites.

All samples have been submitted to SGS Laboratory in Burnaby for analysis, with results anticipated in the coming weeks.

Peg North Property

At the Peg North Property, the historically mapped pegmatites were mapped and sampled. This work verified the original 1949 mapping by the Geological Survey of Canada. Further exploration on the Peg North property uncovered an additional forty-five (45) pegmatites that were mapped and sampled. Additionally, 174 MMI samples were collected from the area of a large magnetically depleted zone that occurs at the southern end of the previously unrecognized sinistral fault structure identified by Foremost Lithium’s recent UAV-assisted magnetic survey.

Figure 2-0        2023 Pegmatite Samples on the Peg North Property

Photo 1 and Photo 2:        Peg North Property, outcrop FM23-016. Typical pegmatite composition on the Peg North Property.

Figure 3-0        2023 MMI Samples on the Peg North Property

Grass River Claims (GRC) Property

At the GRC Property, the historically mapped pegmatite outcrops were mapped and sampled with eleven (11) samples collected from visible, granitic pegmatite exposures. This verified the 1950s exploration work undertaken on the property, verified in the assessment files housed in the office of the Manitoba Mining Recorder and subsequently mapped by the Manitoba Geological Survey.

Figure 4-0        2023 Pegmatite Samples on the GRC Property

Photo 3 and Photo 4:        Typical appearance of granitic pegmatite on the GRC Property.

Jean Lake Property

At the Jean Lake Property, the mapped individual spodumene-pegmatite occurrences (B1, B2, and B3) that collectively have been referred to as the “Beryl Pegmatite” were sampled and mapped in further detail to assist with drill targeting for the upcoming drill season. This verified the presence of mineralized spodumene-pegmatite originally re-discovered during Foremost Lithium’s 2021 The 2021 program, which consisted of five (5) rock chips samples, two (2) of which were from the B1 spodumene-pegmatite occurrence which returned assays of 3.89% and 5.17% Li2O (see press release dated October 28, 2021) The 2023 exploration campaign returned four (4) samples, three (3) of which were from spodumene-bearing pegmatite at the B1 and B2 occurrences.

Figure 5-0        2023 Pegmatite Samples on the Jean Lake Property

Photo 5 and Photo 6:        Large spodumene crystals at the B1 Occurrence on the Jean Lake Property.

Photo 7 and Photo 8:        Identification of spodumene at occurrence B2, outcrop FM23-058

Zoro Property

At the Zoro Property, the mapped spodumene occurrence “Dyke 1” was revisited for sampling and detailed mapping to assist with targeting for a proposed drill program. This verified the presence of spodumene-mineralized pegmatite on surface at Dyke 1. Eight (8) pegmatite samples, five (5) of which contained spodumene, were collected for assay.

Figure 6-0        2023 Pegmatite Samples on the Zoro Property

DAHROUGE
GEOLOGICAL
CONSULTING LTD
www.dahrouge.com
780-434-9808
info@dahrouge.com

DEWALT

DAHROUGE
GEOLOGICAL
CONSULTING LTD
www.dahrouge.com
780-434-9808
info@dahrouge.com

Photo 9, Photo 10, and Photo 11: Identification of spodumene crystals at the Dyke 1 occurrence on the Zoro Property.

Next Steps – Drilling and Enhanced Field Program

Preparations have now commenced for an upcoming drill campaign on all four properties, marking a pivotal phase in the projects’ advancement. The field program will also be enhanced to incorporate channel sampling and higher-resolution mapping and sampling to advance Foremost Lithium’s understanding of the geological landscape.

The results from the 2023 summer exploration program, coupled with regional/local geological assessments, historical data, and high-resolution geophysics have all been essential inputs and have enabled an efficient and effective drill targeting strategy. Drilling is planned for Q1 2024.

Corporate News

The Company would like to announce that Dr. Mark Fedikow has stepped down in his role as Vice President of Exploration but will remain with Foremost as a geoscientific advisor and remain on the company’s advisory board. Dr. Fedikow has more than 40 years of industry and government experience as a mineral deposits geologist and an exploration geochemist. He has been with the company since 2016 and co-authored the Company’s SK-1300 Technical Report Summary (2023)/ NI-43101 Technical Report titled “NI 43-101 Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba” (2018). The Company looks forward to a continued relationship with Dr. Fedikow in an advisory capacity.

The Company also wishes to update disclosure made previously in its September 7, 2023, news release to clarify that the Company has granted incentive stock options exercisable to acquire an aggregate of 125,000 common shares, rather than 155,000 common shares as disclosed on previous news release at $CAD 6.60 per share, of which 85,000 are exercisable for a period of five (5) years, and 40,000 are exercisable for a period of three (3) years.

Qualified Person

The technical information contained in this news release has been reviewed by Matthew Carter B.Sc., P.Geo., of Dahrouge Geological Consulting, who is a “Qualified Person” as defined in NI 43-101.

On Behalf of the Board of Directors
Jason Barnard, President and CEO
Email: info@foremostlithium.com
Phone: +1 (604) 330-8067

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world’s growing EV appetite, strongly positioning the Company to become a premier supplier of North America’s lithium feedstock. As the world transitions towards decarbonization, the Company’s objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

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Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (as defined under applicable securities laws), based on management’s best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company’s properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “expects”, “expected”, “budgeted”, “forecasts”, “anticipates” “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company’s business and exploration activities, risks related to the Company’s exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company’s most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Michael Kim or Brooks Hamilton
MZ North America
+1 (737) 289-0835
FMST@mzgroup.us

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